SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended March 31, 2002

WILLIS GROUP LIMITED
(Translation of registrant’s name into English)

Ten Trinity Square, London EC3P 3AX
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F          Form 40-F __

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __         No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.)

     WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended March 31,

	2002	2001 As restated (Note 1)

	($ million, except per share data)
Operating revenues
Commissions and fees	435.9	359.0
Interest and investment income	15.1	15.9

	451.0	374.9
Operating expenses	(306.4)	(280.7)

Operating income	144.6	94.2
Loss on disposal/closure of operations	—	(11.2)
Share of profit of associates	10.5	14.9
Interest income (Note 2)	16.7	20.5
Interest expense	(16.4)	(20.3)

Income before taxation	155.4	98.1
Taxation	(55.9)	(40.5)

Income after taxation	99.5	57.6
Equity minority interests	(6.4)	(1.3)

Net income (i)	93.1	56.3

Net income per ordinary share (i)	$0.19	$0.12

Average number of ordinary shares outstanding (in millions)	479.3	479.3

(i)

A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
(unaudited)

	Three months ended March 31,

	2002	2001

	($ million)
Net income	93.1	56.3
Currency translation differences	21.9	(51.2)

Total recognized gains and losses in the period	115.0	5.1
Prior year adjustment (Note 1)	21.4	—

Total recognized gains and losses recognized since last annual report (ii)	136.4	5.1

(ii)	A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.

     WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2002	December 31, 2001(i) As restated (Note 1)

	($ million)
ASSETS
Current assets
Cash and short-term deposits	1,059.3	968.2
Investments	512.1	478.7
Accounts receivable, net	8,548.4	7,776.3

	10,119.8	9,223.2

Fixed assets
Intangible assets – goodwill, net	109.0	44.7
Tangible assets, net	183.4	185.1
Investments	42.4	70.7

	334.8	300.5

Total assets	10,454.6	9,523.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,561.7	6,796.3
Corporate tax payable	147.9	108.5
Accruals and deferred income	138.8	161.2
Bank loans and overdrafts	0.8	—
Other current liabilities	179.8	1,134.7

	9,029.0	8,200.7

Noncurrent liabilities
Bank loans	328.2	348.0
9% Senior Subordinated Notes due 2009	436.7	436.4
Other noncurrent liabilities	57.0	52.5

	821.9	836.9

Provisions for liabilities and charges (Note 5)	135.1	140.1
Equity minority interests	23.1	15.5

Total liabilities and minority interests	10,009.1	9,193.2
Shareholders’ equity (ii)
Share capital	97.5	97.5
Share premium	202.6	202.6
Revaluation reserve	21.5	21.5
Retained earnings	123.9	8.9

	445.5	330.5

Total liabilities and shareholders’ equity	10,454.6	9,523.7

(i)	The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
(ii)	A summary of the significant adjustments to shareholders’ equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(unaudited)

	Three months ended March 31,

	2002	2001

	($ million)
Net cash inflow from operating activities (Note 3)	187.6	127.4
Dividends from associates	0.2	0.6
Returns on investments and servicing of finance
Interest received	27.7	34.4
Interest paid	(25.7)	(32.2)
Bank fees on borrowings	(0.3)	(0.2)
Minority dividends paid	(0.5)	(0.4)

	1.2	1.6

Taxation	(10.7)	(9.9)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(4.6)	(5.3)
Sale of tangible fixed assets	0.2	1.0
Sale of fixed asset investments	—	0.1

	(4.4)	(4.2)

Acquisitions and disposals
Purchase of subsidiaries	(5.6)	(3.4)
Sale of subsidiaries	—	3.5
Net cash transferred on purchase/sale of subsidiaries	29.9	1.2

	24.3	1.3

Equity dividends paid	—	(10.2)

Cash flow before management of liquid resources and financing	198.2	106.6
Management of liquid resources	(169.1)	54.5
Financing
Amounts due from parent company	(27.8)	(12.1)
Amounts due to parent company	(9.8)	(23.0)
Debt due beyond a year:
Decrease in long-term borrowings	(20.0)	(22.5)

	(57.6)	(57.6)

(Decrease)/increase in cash	(28.5)	103.5

The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of preparation
     These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2001. In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

     The Company has changed its reporting currency to United States dollars (US$) from pounds sterling as a greater proportion of the Group’s total revenues are now earned in US$ than in other currencies. Prior year financial statements have been restated in US$.

     The adoption of U.K. Financial Reporting Standard No. 19 (FRS19) "Deferred Taxation" with effect from January 1, 2002 has required changes in the method of accounting for deferred tax assets and liabilities. As a result of this change in accounting policy, the balance sheet at December 31, 2001 has been restated to increase both deferred tax assets (included within accounts receivable) and retained earnings by $21.4 million. The effect on the current and prior period statements of income was not material.

Note 2 – Interest income
     Substantially all the Company’s external borrowings have been advanced to the Company’s indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 – Reconciliation of operating income to net cash inflow from operating activities
	Three months ended March 31,

	2002	2001

	($ million)
Operating income	144.6	94.2
Depreciation and amortization	9.4	9.5
Loss on sale of tangible fixed assets	0.5	0.1
Increase in receivables	(1,684.3)	(1,217.7)
Increase in payables	1,721.1	1,247.9
Net movement on provisions	(3.7)	(6.6)

Net cash inflow from operating activities	187.6	127.4

Reconciliation of net cash flow to movement in net funds
	Three months ended March 31,

	2002	2001

	($ million)
Net funds at beginning of period	1,548.7	1,008.8
Net cash flow	(28.5)	103.5
Management of liquid resources	169.1	(54.5)
Financing	57.6	57.6
Currency exchange movements	(16.9)	(76.6)

Net funds at end of period	1,730.0	1,038.8

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 4 – Reconciliation of movements in shareholders’ equity
	Three months ended March 31,

	2002	2001

	($ million)
Net income	93.1	56.3
Goodwill on disposals written back	—	11.2
Exchange adjustments	21.9	(51.2)

Net increase in shareholders’ equity	115.0	16.3

Shareholders’ equity at beginning of period as previously stated	309.1	135.6
Prior year adjustment	21.4	25.1

Shareholders’ equity at beginning of period as restated	330.5	160.7

Shareholders’ equity at end of period	445.5	177.0

Note 5 – Provisions for liabilities and charges
     In common with many companies involved in selling personal pension plans in the UK, the Company’s financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

     At March 31, 2002, the Company had a provision of $28 million relating to this issue. Although the Company considers these provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review.

     At March 31, 2002, the Company had a provision of $25 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company’s former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

     The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 5 – Provisions for liabilities and charges (continued)
     The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

     The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States
     The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company’s Consolidated Financial Statements for the year ended December 31, 2001.

     The effect on net income, comprehensive income and shareholders’ equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income
	Three months ended March 31,

	2002	2001 As restated (i)

	($ million)
Net income as reported in the consolidated statements of income	93.1	56.3
Adjustments
Operating expenses – performance options	(17.9)	—
Goodwill	1.7	(8.0)
Loss on disposal/closure of operations	—	11.2
Gain on derivative instruments	0.2	3.6
Pension costs	0.6	0.6
Taxation	3.7	(1.9)

Net income as adjusted to accord with U.S. GAAP	81.4	61.8

(i)	The reconciliation of net income from U.K. to U.S. GAAP has been restated to reflect implementation of FRS19, as described in Note 1.

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Comprehensive income
	Three months ended March 31,

	2002	2001 As restated (i)

	($ million)
Net income as adjusted to accord with U.S. GAAP	81.4	61.8
Other comprehensive income:
Foreign currency translation adjustments	21.4	20.0
Cumulative effect of accounting change	—	7.6
Net loss on derivative instruments	(1.7)	(4.2)
Unrealized holding (losses)/gains	(0.5)	0.4

Comprehensive income	100.6	85.6

(i)	The reconciliation of comprehensive income from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.

Shareholders’ equity
	March 31, 2002	December 31, 2001 As restated (i)

	($ million)
Shareholders’ equity as reported in the consolidated balance sheet	445.5	330.5
Adjustments
Intangible assets:
Goodwill – cost	1,318.8	1,318.8
– amortization	(104.7)	(106.4)
Current assets:
Investments	0.6	1.3
Receivables – derivative instruments	19.9	18.0
Pension cost asset	19.1	17.4
Noncurrent assets:
Receivables – derivative instruments	8.3	14.5
Current liabilities:
Payables – derivative instruments	(3.1)	(2.5)
Noncurrent liabilities:
Other – pension costs liability	(40.9)	(39.6)
– payables – derivative instruments	(7.6)	(10.9)
– taxation	(6.0)	(6.0)
Provisions for liabilities and charges:
Deferred taxes	38.6	34.9

Shareholders’ equity as adjusted to accord with U.S. GAAP	1,688.5	1,570.0

(i)	The reconciliation of shareholders’ equity from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Consolidated statement of cash flows

     The categories of cashflow activity under U.S. GAAP can be summarized as follows:

	Three months ended March 31,

	2002	2001

	($ million)
Cash inflow from operating activities	115.1	83.9
Cash inflow/(outflow) from investing activities	4.4	(4.2)
Cash outflow from financing activities	(57.6)	(67.8)

Increase in cash and cash equivalents	61.9	11.9
Effect of foreign exchange rate changes	(4.1)	(5.1)
Cash and cash equivalents at beginning of period	124.1	87.8

Cash and cash equivalents at end of period	181.9	94.6

     WILLIS GROUP LIMITED AND SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results
Summary
     Total revenues increased by $76.1 million (20%) to $451.0 million in the first quarter of 2002 from $374.9 million in the first quarter of 2001. Total revenues for the first quarter of 2002 benefitted from the consolidation from January 1, 2002 of Jaspers Wuppesahl which generates a significant portion of its revenue during the first quarter. Excluding the effects of acquisitions (including Jaspers Wuppesahl) and disposals and adjusting for foreign currency exchange rate movements, total revenues were 17% higher in the first quarter of 2002 than in the corresponding quarter of 2001. The increase in revenues was predominantly due to new business growth and, to a lesser extent, the impact of higher premium rates prevailing in the market.

     Operating income increased by $50.4 million (54%) to $144.6 million in the first quarter of 2002 from $94.2 million in the first quarter of 2001.

     Net income increased by $36.8 million (65%) to $93.1 million ($0.19 per share) in the first quarter of 2002 from net income of $56.3 million ($0.12 per share) in the first quarter of 2001.

Revenues
     Commissions and fees increased by $76.9 million (21%) to $435.9 million in the first quarter of 2002 from $359.0 million in the first quarter of 2001 and interest income decreased by $0.8 million (5%) to $15.1 million in the first quarter of 2002 from $15.9 million in the corresponding period of 2001.

     Global: Revenues generated by our Global business increased by $31.9 million (15%) to $247.6 million in the first quarter of 2002 from $215.7 million in the first quarter of 2001. Adjusting for the disposal of Willis National in July 2001, revenues increased by 19% in constant currency terms. Global’s specialty businesses, aerospace, marine and reinsurance, continued to benefit from a pronounced increase in the premium rates prevailing in these markets and new business successes.

     North America: Revenues generated by our North America business increased by $17.6 million (15%) to $134.8 million in the first quarter of 2002 from $117.2 million in the first quarter of 2001. In constant currency terms, revenues increased by 15%. Adjusting for the acquisition of Richard N. Goldman & Co., effective December 31, 2001, revenues increased by 12%. The U.S. middle market experienced significant premium rate increases across all lines.

     International: Revenues generated by our International business increased by $26.6 million (63%) to $68.6 million in the first quarter of 2002 from $42.0 million in the first quarter of 2001. Adjusting for the effect on revenues of an additional 22% investment in Jaspers Wuppesahl, which resulted in a change in accounting from the equity method to full consolidation, International revenues increased by 17% in constant currency terms led by good performances in Europe, the Eastern Hemisphere and Australia.

Expenses
     Operating expenses increased by $25.7 million (9%) to $306.4 million in the first quarter of 2002 from $280.7 million in the first quarter of 2001. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, operating expenses grew by 10% in the first quarter of 2002 compared with the first quarter of 2001. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives.

Interest Expense
     Interest expense of $16.4 million in the first quarter of 2002 was $3.9 million lower than in the first quarter of 2001, reflecting generally lower interest rates and lower principal amounts of debt outstanding following the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

WILLIS GROUP LIMITED AND SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Associates
     Our share of income before tax of our associates was $10.5 million in the first quarter of 2002, compared with $14.9 million in the corresponding period of 2001, reflecting the increased investment in Jaspers Wuppesahl from January 1, 2002 when that former associate became a subsidiary.

Income Taxes
     Income tax expense for the first quarter of 2002 amounted to $55.9 million, giving an effective tax rate of 36%, compared with 41% in the corresponding period of 2001.

Minority Interest
     Minority interest for the first quarter of 2002 was $6.4 million compared with $1.3 million for the first quarter of 2001. The increase in the first quarter of 2002, was largely due to the consolidation of Jaspers Wuppesahl (in which we now own a 67% interest) as a subsidiary from January 1, 2002.

Liquidity and Capital Resources
     During the first quarter of 2002, we repaid $20.0 million of our term loans ahead of the repayment schedule.

     On January 1, 2002, the Company acquired a further 22% interest, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany’s third largest insurance broker. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from the date of acquisition. The aggregate cash purchase price was $14 million, of which $5 million was deferred to 2003.

     We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Differences between U.K. GAAP and U.S. GAAP
     Net income for the first quarter of 2002 was $93.1 million under U.K. GAAP, compared with net income of $81.4 million under U.S. GAAP.

     In the third quarter of 2001, management of Willis Group Holdings Limited determined that it was probable that the outstanding performance-based stock options would be earned and become exercisable in full. Accordingly, further compensation expense of $17.9 million was recognised in the first quarter 2002, mainly as a result of an increase in the quarter-end stock price to $24.70. The total charge to-date represents approximately 72% of the ultimate charge (assuming an unchanged stock price) that will be recognised over the remaining vesting period to the end of 2004.

     For the purpose of reconciliation to U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective from January 1, 2002. In accordance with SFAS 142, the Company no longer amortizes goodwill and intangible assets but rather tests such assets at least annually for impairment. Management does not expect any impairment charges to result from the implementation of SFAS 142. Amortization of goodwill in the first quarter of 2001 amounted to $9 million.

     Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company’s audited consolidated financial statements for the year ended December 31, 2001.

WILLIS GROUP LIMITED AND SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Forward looking information
     This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company’s financial results are contained in the Company’s filings with the Securities and Exchange Commission.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP LIMITED

By: /s/ THOMAS COLRAINE
Name: Thomas Colraine
Title: Group Chief Financial Officer

Date: May 14, 2002